                                                                     EXHIBIT 7.1

                           Churchill Environmental &
                       Industrial Equity Partners, L.P.


                                 June 9, 2000



Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
5965 McCasland Ave.
Portage, Indiana 46368
Attention:     Mr. Gary L. Goldberg
               President and Chief Executive Officer

         Re: Proposal for Financing Specialty Transportation Services, Inc. (the "Company")

Gentlemen:

         This letter sets forth the terms under which Churchill Environmental & Industrial Equity Partners, L.P. ("Churchill") would be willing to provide financing to the Company. The financing and the other transactions contemplated hereby are referred to collectively herein as the "Transactions."

         Section 1. Investment by Churchill.   Subject to the terms and
conditions set forth herein, and as more fully described on the Summary of Terms and Conditions set forth as Exhibit A hereto (the "Term Sheets"), Churchill will invest $7,000,000 in the Company, a portion of which would be used by the Company to make an intercompany loan to its parent corporation, Asche Transportation Services, Inc. ("ATS"), in the amount of $2,250,000. In exchange, Churchill would be issued (i) a subordinated convertible promissory note (the "Note")in the principal amount of $7,000,000, convertible at any time into at least 70% but no more than 85% of the outstanding Common Stock of the Company, and (ii) a five-year warrant (the "Warrant") to purchase the number of shares of ATS Common Stock that, when aggregated with all ATS Common Stock held by Churchill at the time of issuance of the Warrant (after giving effect to acceleration of Churchill's equity adjustment feature under the Stock Purchase Agreement among the Company, ATS and Churchill dated August 17, 1999), would result in it holding 53% of the outstanding ATS Common Stock on a fully diluted basis. Churchill's equity positions in the Company and ATS prior to
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 2


conversion of the Note and/or exercise of the Warrant, respectively, would be protected by customary anti-dilution provisions.

          Section 2. Definitive Agreement; Timing. As promptly as practicable after the acceptance of this letter by the Company and ATS, Churchill's counsel will prepare definitive agreements embodying the terms and conditions of this letter and the Term Sheets and containing such other provisions as are mutually acceptable. The parties agree to negotiate in good faith and to use their reasonable efforts to consummate the Transactions as soon as reasonably practicable, but in no event later than July 7, 2000; provided, that no later than June 30, 2000, (i) the Company and Mellon Bank, N.A. and (ii) ATS and American National Bank, N.A. shall have reached substantial agreements with respect to definitive documents effecting the restructure of their respective loans and setting forth the approval by such lenders of the Transactions. In addition, Churchill and ATS each agree to prepare and file with the appropriate authorities a Notification and Report Form under the Hart-Scott-Rodino Act promptly following closing notifying such authorities of Churchill's planned exercise of the Warrant.

          Section 3. Access to Information. The Company and ATS shall afford, and shall cause their subsidiaries, officers, directors, employees, attorneys, accountants and other agents to afford, to Churchill and its accounting, legal and other representatives full and complete access at all reasonable times to the Company's and ATS's directors, officers and personnel and to business, financial, legal, tax, compensation and other data and information concerning the Company, ATS and their subsidiaries.

          Section 4.     Exclusivity.

          (i) The Company and ATS agree that, unless negotiations between them (on one hand) and Churchill (on the other hand) are terminated earlier by mutual agreement, Churchill shall have, for a period commencing on the date hereof and ending 30 days after the Company and ATS execute and deliver this letter (the "Exclusivity Period"), the exclusive right to negotiate and execute definitive agreements embodying the terms and conditions of this letter and the Term Sheets and containing such other terms as are mutually acceptable and to consummate the Transactions with the Company and ATS.
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 3


          (ii) During the Exclusivity Period, neither the Company nor ATS or any of their subsidiaries shall, directly or indirectly, through any officer, director, employee, agent or otherwise (including, without limitation, through any investment banker, attorney or accountant retained by the Company, ATS or any of their subsidiaries), (a) solicit, initiate or encourage the submission of any proposal or offer (a "Proposal") from any person or entity (including any of its officers, directors, employees, agents and other representatives) relating to any liquidation, dissolution, recapitalization or financing of, merger or consolidation with or into, or acquisition or purchase of all or substantially all of the assets of, or any material asset of, or any capital stock, other equity securities or note, instrument or security convertible or exchangeable into equity securities of, or additional indebtedness of, the Company, ATS or any of their subsidiaries or relating to any other similar transaction or business combination involving the Company, ATS or any of their subsidiaries, or
(b) participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person or entity to do or seek to do, any of the foregoing.

          (iii) The Company and ATS shall immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding any Proposal. The Company and ATS shall promptly notify Churchill if any Proposal, or any inquiry or contact with any person or entity with respect thereto, is made. Neither the Company nor ATS shall provide or release any information with respect to this letter or the Transactions except as permitted under Section 8 below. If, at any time after the date hereof, Churchill determines that it will not proceed with the Transactions, Churchill shall promptly so notify the Company and ATS in writing, whereupon the Company's and ATS's obligations pursuant to this Section 4 shall terminate and shall be of no further force and effect; provided that the Company's and ATS's obligations with respect to the provisions set forth in Sections 7, 9, 10, 11 and 12 of this letter shall survive the delivery of any such notice.

          Section 5. Conduct of Business. Except as otherwise expressly contemplated hereby, during the Exclusivity Period, the Company and ATS shall, and shall cause each of their subsidiaries to, conduct their respective businesses only in the ordinary course of business and consistent with past practice and preserve intact their respective business organizations and goodwill, and use commercially reasonable efforts to keep available the services of their respective officers
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 4


and employees and maintain satisfactory relationships with material suppliers and customers and others having material business relationships with the Company, ATS or any of their subsidiaries.

          Section 6. Closing Conditions. The obligation of Churchill to consummate the Transactions is subject to the satisfaction of the following conditions in addition to the other conditions precedent set forth in the Term
Sheets:

     (i) Churchill shall be satisfied with the results of the legal, accounting and business due diligence investigation and evaluation of the Company and ATS undertaken by it and its representatives;

     (ii) a satisfactory Note and Warrant Purchase Agreement (containing satisfactory closing conditions, covenants, representations and warranties, etc.) and related agreements shall have been negotiated and executed;

     (iii) the Company and ATS shall have received and obtained all material governmental, regulatory, third party and shareholder consents and approvals (including without limitation approval(s) by NASD or NASDAQ) required of the Company and ATS that are necessary for the consummation of the Transactions, the exercise of the Warrant and the conversion of the Note (other than approvals under the Hart-Scott-Rodino Act required to be obtained prior to exercise of the Warrant);

     (iv) ATS and its board of directors shall have taken all actions reasonably necessary to ensure that Churchill shall not, by virtue of consummating the Transactions, be deemed to be an "interested stockholder" under, or otherwise be subject to the provisions of, Section 203 of the Delaware General Corporation Law, or any other applicable anti-takeover or similar law of any jurisdiction; and

     (v) since April 30, 2000, there shall have been no material adverse change in the financial condition, operating results, assets, operations, business prospects, employee relations or customer or supplier relations of the Company, ATS or any of their subsidiaries.

Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 5


          The Company's, ATS's and Churchill's respective obligations to consummate the Transactions are also subject to (i) the receipt by the Company of an opinion from Houlihan Smith & Company, Inc. reasonably satisfactory in form and substance to the Company, ATS and Churchill as to the fairness of the Transactions no later than June 15, 2000 (the "Fairness Opinion Condition"), and
(ii) the approval of this letter and the Transactions by the respective boards of directors of the Company and ATS no later than June 15, 2000 (the "Board Approval Condition").

          Section 7. Fees and Expenses. As a condition to Churchill's willingness to enter into this letter and negotiate with respect to the definitive agreements, the Company and ATS agree that in the event that (a) Churchill tenders to the Company and ATS during the Exclusivity Period for execution definitive agreements embodying the terms of this letter (and containing such other terms as are reasonably acceptable to the parties) and the Company or ATS fails to enter into such agreements or the Company or ATS otherwise materially breaches the binding provisions of this letter, or (b) Churchill, the Company and ATS enter into definitive agreements embodying the terms of this letter (and containing such other terms as are reasonably acceptable to the parties) and the Transactions are not consummated prior to July 7, 2000, other than as a result of (A) the failure to obtain all required third party consents (including those of Mellon Bank, N.A. and American National Bank, N.A. as contemplated in Section 2(i) and (ii) above) despite good faith efforts of the Company and ATS or (B) Churchill's election not to consummate the Transactions based substantially upon information known by it or its legal counsel, accountants or other consultants as of the date of this letter, or (c) the Company or ATS materially breaches the terms of such definitive agreements or the Company or ATS makes a material misrepresentation to Churchill regarding the financial condition, operating results, assets, operations, business prospects, employee relations or customer or supplier relations of the Company or ATS and as a result of such misrepresentation Churchill determines not to proceed with the Transactions, or (d) the Transactions are consummated, then ATS shall reimburse Churchill and its affiliates for all actual out-of-pocket fees and expenses incurred before or after the date of this letter by Churchill and its affiliates that are directly related to the Transactions (including, without limitation, fees and expenses of legal counsel, accountants, and other consultants and advisors not affiliated with Churchill).

          Section 8. Public Announcements. Any press release or other public disclosure issued or made by Churchill (on one hand) or the Company or ATS (on the other hand) relating to this letter or the Transactions shall be approved first by the other parties or party; provided that the
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 6


Company or ATS may issue any such press release or other public disclosure without Churchill's approval if the Company or ATS is advised by independent counsel that such disclosure is necessary and if the Company or ATS provides Churchill with the contents of such disclosure as soon as reasonably practicable prior to making such disclosure.

          Section 9. Indemnification. As a condition to Churchill's willingness to enter into this letter and to negotiate with respect to definitive agreements documenting the Transactions, the Company and ATS agree to indemnify, pay on behalf of (on an as-incurred basis) and hold harmless, Churchill from and against any and all losses, claims, damages, liabilities (joint and several), costs, expenses, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation (whether arising before or after the date hereof), to which Churchill has or may become subject and which relates to or arises out of this letter or the Transactions, or the breach by the Company or ATS of any of the representations, warranties and covenants set forth in this letter, and the Company and ATS shall reimburse Churchill for all of its reasonable expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or defense arising therefrom, whether arising before or after the date of this letter; provided that the Company and ATS shall not be responsible for any losses, claims, damages, liabilities, costs, expenses, judgments, fines or amounts paid in settlement or that have arisen primarily from (a) the gross negligence, willful misconduct or bad faith of a party claiming a right to indemnification hereunder, or (b) Churchill's breach of the definitive agreements or violation of federal or state securities laws. Any party entitled to indemnification hereunder will (i) give prompt written notice to the Company or ATS of any claim with respect to which it seeks indemnification and (ii) unless a conflict of interest between Churchill and the Company or ATS may exist with respect to such claim, allow the Company or ATS to participate in, and, to the extent that it shall wish, to assume the defense of any such claim with counsel reasonably satisfactory to Churchill, and after notice from the Company or ATS to Churchill of its election so to assume the defense thereof (if no conflict of interest exists as described above) the Company and ATS shall not be liable to Churchill for any legal or legal related fees and expenses. The Company and ATS will not be subject to any liability for any settlement made by Churchill without its consent; provided that such consent will not be unreasonably withheld. If the Company or ATS is not entitled to, or elects not to, assume the defense of any claim, the Company and ATS will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by the Company and ATS with
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 7


respect to such claim. The Company and ATS shall not, without the prior written consent of Churchill (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened proceeding in respect of which Churchill is or could have been a party if such settlement involves any admission of guilt or wrongdoing on the part of Churchill. To the extent the Company or ATS is prohibited from providing the full indemnification required hereby, the Company and ATS will provide contribution to Churchill so that Churchill will incur no losses in excess of the amount, if any, which it would otherwise have incurred had the Company or ATS not been prohibited from providing the full indemnification required hereby.

          Section 10. Representations of the Company and ATS. The Company and ATS represent and warrant that (i) the Special Committee of the board of directors of ATS has approved the execution and delivery of this letter on behalf of ATS and (ii) the Special Committee shall promptly recommend to the respective boards of directors of the Company and ATS that this letter be adopted and approved and the Transactions be consummated . The Company and ATS represent and warrant that neither the Company nor ATS is a party to or bound by any agreement or understanding which is in conflict with or would violate or be violated by the terms of this letter.

          Section 11. Governing Law. The provisions of this letter and all duties, obligations and rights arising herefrom shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

          Section 12. Binding Effect; Termination; Miscellaneous. This letter is not intended to be a binding agreement between the parties hereto, except for the terms of Sections 4 and 7 through 12, which the parties hereto hereby agree shall be binding upon them and their successors and assigns and (except for Sections 4 and 8) survive any termination hereof. This letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement.


          If the Company and ATS are in agreement with the terms of this letter and desire to proceed with respect to the Transactions on the basis described herein, please have the President and
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Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 8


Chief Executive Officer of ATS and the Company execute the duplicate copy of this letter in the space provided below and return such executed copy to the attention of the undersigned not later than 5:00 p.m., Chicago time, on Friday June 9, 2000. If, after such date, the Company and ATS have not confirmed their respective acceptances of this letter in the manner set forth above, Churchill's proposal with respect to the Transactions may be terminated without further notice to the Company or ATS.


                           *     *     *     *     *

Asche Transportation Services, Inc.
Specialty Transportation Services, Inc.
June 9, 2000
Page 9


                       We look forward to working with you.


                                    Very truly yours,

                              CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                              EQUITY PARTNERS, L.P., a Delaware
                              limited partnership

                              By Churchill Capital Environmental, L.L.C., a Delaware limited liability company,
                              Its General Partner

                                 By Churchill Capital, Inc.,
                                 Its Managing Agent

                                      By:
                                         -----------------------------------
                                         Name:     Melissa M. White
                                         Title:    Principal

Agreed and Accepted as of
June ___, 2000:

ASCHE TRANSPORTATION SERVICES, INC.

By ________________________
Its _______________________


SPECIALTY TRANSPORTATION SERVICES, INC.

By ________________________
Its _______________________

                                   EXHIBIT A
                                   ---------


           Churchill Environmental & Industrial Equity Partners, L.P.


                    Specialty Transportation Services, Inc.
                   $7.0 million Senior Subordinated Facility
                 ______________________________________________

                      Asche Transportation Services, Inc.
                        $2.25 million Inter-company Loan
   __________________________________________________________________________

                        Summary of Terms and Conditions


Senior Subordinated Facility
----------------------------

Borrower:      Specialty Transportation Services, Inc. ("STS")
                                                         ---

Purpose: The investment will provide much-needed liquidity via a better-suited capital structure to be utilized by the board and management in execution of current turn-around efforts and pursuit of future growth opportunities.

Facility:      $7.0 million Senior Subordinated Facility, non-callable and convertible at any time subsequent to funding

Investor:      Churchill Environmental & Industrial Equity Partners, L.P.
               ("Churchill")

Drawdown:      $7.0 million to be invested at closing and used to pay down the
               Mellon Bank revolver. Mellon will permit drawdowns on the revolver up to $7.0 million without restriction, and the funds will be used to meet the cash requirements of STS, as established in a 90-day projected cash flow budget prepared by STS which is satisfactory to Churchill.

Closing:       As soon as practical

Maturity:      Five-Year Note

Interest
Rate: Floating at Mellon Prime Rate; Borrower will have PIK option (subject to the limitation on equity ownership by Churchill described below); customary default rate

Conversion
Ratio: $7.0 million principal amount is convertible into 70% of STS common stock on a fully diluted basis. Churchill's equity stake in STS following conversion of the note would be protected by customary anti-dilution provisions. Unpaid PIK interest is convertible into additional common stock at the same ratio as the

           Churchill Enviromental & Industrial Equity Partners, L.P.



               principal conversion. The total ownership of STS common stock on a fully diluted basis, from the conversion of the principal amount and unpaid PIK interest, is not to exceed 80%, except as provided below.

               If STS does not achieve 2000 EBITDA of at least $7.3 million, Churchill's maximum equity participation will be increased according to the following formula: the $7.0 million principal amount will be convertible into an additional 1% of the total ownership of STS common stock on a fully diluted basis for every $260,000 by which 2000 EBITDA is less than $7,300,000, to a maximum 5% additional total ownership. For example, if 2000 EBITDA is $7,040,000, the $7.0 million principal amount will be convertible into 71% of the total ownership of STS common stock on a fully diluted basis; if 2000 EBITDA is $6,520,000, the principal amount will be convertible into 73% of the total ownership of STS common stock on a fully diluted basis; and if 2000 EBITDA is $6,390,000, the principal amount will be convertible into 73.5% of the total ownership of STS common stock on a fully diluted basis. The 80% limit on Churchill's total direct ownership of STS common stock described in the immediately preceding paragraph will be revised upward, to a maximum of 85%, to accommodate the application of the formula contained in this paragraph in the event 2000 EBITDA of STS is less than $7.3 million.

Inter-company
Loan: $2.25 million inter-company loan to be allowed to be made by STS to its parent, Asche Transportation Services, Inc. ("ATS"), to be used in part to pay all transaction expenses. Up to an additional $600,000 will be used to repay the inter-company amount due from STS to another ATS subsidiary. (See terms and conditions below)

Security:      Second priority security interest behind existing bank creditors in all personal property collateral; state and local filings will be made to perfect security interests in all personal property other than motor vehicles and trailers

Fees: ATS shall pay a 3% closing fee (the "Closing Fee") in addition to Churchill's legal and other professional fees incurred in connection with the financing, all of which shall be paid at the closing except for the Closing Fee and fees and expenses of Zolfo Cooper, LLC (both of which shall be paid on payment terms to be negotiated prior to closing).

Covenants and
Default
Provisions:    Affirmative and Negative Covenants similar to existing bank group loan documents and cross defaulted with existing STS bank group loan document default provisions, customary default and remedy provisions

Conditions:         Subject to:

                      . Execution of satisfactory Inter-creditor agreement . Satisfactory fairness opinion
                      . Satisfactory opinion of counsel

           Churchill Enviromental & Industrial Equity Partners, L.P.


                      . No material adverse change
                      . Obtain all material consents
                      . Satisfactory documentation of inter-company loan
                      . Negotiate satisfactory forbearance, standstill and
                           waivers with STS and ATS bank group
                      . Acceleration of the adjustment to Churchill's common
                           stock position in ATS under the 1999 investment documents
                      . STS trade creditors exposure of $750,000 to be termed
                           out over 9-12 months, or settled for some discount
                      . Preparation of a three-year business plan for STS
                           (including financial projections) which is acceptable to Churchill

                      . (i) STS and Mellon Bank, N.A., (ii) ATS and American
                            National Bank, N.A. and (iii) ATS and Dick Baugh shall have reached agreements with respect to the restructure of their respective debts, including the approval by such lenders of the transactions contemplated hereby

               STS Banks to agree to restructure existing exposure of $34.7 million (consisting of $18.0 million revolver, $14.1 million term loan and $2.6 million over-advance) as follows:

                    New revolver     $18.0 million
                    New term loan    $16.7 million

               Amortization schedule for new term loan:

 Year 1    $1.5 million  (quarterly payments of $375,000 commencing 9/30/00)
----------------------------------------------------------------------------
 Year 2    $2.0 million  (quarterly payments of $500,000)
----------------------------------------------------------------------------
 Year 3    $2.0 million  (quarterly payments of $500,000)
----------------------------------------------------------------------------
 Year 4    $2.0 million  (quarterly payments of $500,000)
----------------------------------------------------------------------------
 Year 5    $2.0 million  (quarterly payments of $500,000)
----------------------------------------------------------------------------
 Year 6    $2.0 million  (quarterly payments of $500,000)
----------------------------------------------------------------------------
 Year 7    $5.2 million  balloon
----------------------------------------------------------------------------

No change to interest rate

Priority:
                   Senior Subordinated Facility shall be contractually subordinated to STS bank group, provided that Churchill will have priority to extent full $7.0 million is not drawn on revolver

ATS Warrants:      Churchill to receive 5-year warrants to acquire common stock of ATS for an exercise price of $0.01 per share whereby
                   Churchill increases its ownership, on a fully diluted basis, to 53% of ATS (including the acceleration of the equity

           Churchill Enviromental & Industrial Equity Partners, L.P.



                   adjustment feature). Conversion feature assumes 53% interest meets the criteria contained in Parent's articles/bylaws concerning controlling interest. Churchill's equity stake in ATS following issuance of the warrants would be protected by customary anti-dilution provisions, including automatic adjustments for new grants of options to ATS management to purchase an aggregate of more than 1% of the outstanding ATS common stock.

           Churchill Environmental & Industrial Equity Partners, L.P.


Inter-company Loan
------------------

Beneficiary:       Asche Transportation Services, Inc. ("ATS" or "Parent")

Purpose: The inter-company loan will ease the immediate cash crisis of the Parent and its subsidiaries and provide the platform whereby management, at the direction of the board, may work toward completion of the pending audit, initiate combining the business units of Asche Transfer, Inc. ("ATI") and AG Carriers, Inc. ("AGC") in pursuit of turn-around efforts and evaluation of future strategies.

Form:              Inter-company loan

Source of Funds:   Churchill via loan to Specialty Transportation Services, Inc.
                   (STS)

Drawdown:          $ 2.25 million to be deposited with the American National
                   Bank on behalf of ATS, with up to an additional $600,000 being paid to ATI on account of inter-company amounts due to ATI by STS. The total value of the loan is $2.25 million.
                   Draw down to be based on the cash requirements of ATI, ATS and AGC, as established in 90 day projected cash flow budget prepared by ATS, ATI and AGC, which is satisfactory to Churchill.

Maturity:          Three Year Note, with the proviso of the earlier of three
                   years or expiration of the ATI loan facility

Interest Rate:      Equal to the Applicable Federal Rate in effect from time to time

Closing:            As soon as practical

Security:           Second priority security interest in ATI and AGC assets
                    behind existing bank creditors in all personal property collateral; state and local filings will be made to perfect security interests in all personal property other than motor vehicles and trailers

Fees: ATS shall pay Churchill's legal and other professional fees in connection with the financing.

Default Provisions: Cross defaulted with existing bank loan document default provisions

Conditions:         Subject to:

                         . Execution of satisfactory Inter-creditor agreement
                         . Satisfactory fairness opinion
                         . Satisfactory opinion of counsel
                         . ATS, ATI and AGC trade credit exposure of $750,000 to
                             be termed out over 9-12 months, or settled for some discount

           Churchill Enviromental & Industrial Equity Partners, L.P.



                         . Preparation of a three-year business plan for ATS,
                             ATI and AGC (including financial projections) which is acceptable to Churchill

Priority:          Inter-company loan shall be contractually subordinate to the
                   ATI bank creditor.